UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 1, 2019

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 1, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2019 RESULTS
Highlights

•
GAAP net loss attributable to shareholders of Teekay of $39.5 million, or $0.39 per share, and adjusted net loss attributable to shareholders of Teekay(1) of $13.4 million, or $0.13 per share (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $196.6 million.

•
In May 2019, refinanced Teekay's $498 million 2020 bond maturity with a new $250 million private offering of 9.25% senior secured notes maturing in November 2022, proceeds from the sale of remaining interests in Teekay Offshore, and existing liquidity.

•	In May 2019, entered into a contract extension for the Banff FPSO unit out to August 2020.

•
In June 2019, Teekay LNG took delivery of its third, 50 percent-owned ARC7 LNG carrier newbuilding which immediately commenced its 27-year charter contract servicing the Yamal LNG project, and expects the fourth vessel to deliver mid-August 2019.

Vancouver, Canada, August 1, 2019 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the quarter ended June 30, 2019. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the second quarter 2019 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	457,667	481,213	405,642
Income from vessel operations	71,463	84,232	1,921
Equity (loss) income	(6,284)	(61,653)	837
Net loss attributable to shareholders of Teekay	(39,485)	(84,257)	(28,324)
Loss per share attributable to shareholders of Teekay	(0.39)	(0.84)	(0.28)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA(1)	196,609	236,960	164,197
Adjusted Net Loss attributable to shareholders of Teekay(1)	(13,368)	(12,955)	(21,555)
Adjusted Net Loss per share attributable to shareholders of Teekay(1)	(0.13)	(0.13)	(0.21)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted EBITDA(1)	3,427	(1,802)	16,641
Total Teekay Parent Free Cash Flow(1)	(6,427)	(13,763)	798

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

CEO Commentary

“In the second quarter of 2019, our total adjusted EBITDA increased by $32 million, or 20%, from the same period of the prior year, primarily driven by the delivery of various growth projects at Teekay LNG, higher charter rates on certain LNG carriers, higher spot tanker rates and lower general and administrative (G&A) expenses,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “Looking ahead, although we expect continued cash flow growth from our gas business, our third quarter results are expected to be weaker primarily as a result of scheduled maintenance for two of our FPSO units and lower spot tanker rates partly due to seasonal factors. However, looking to the fourth quarter, we expect our FPSO units to be back up to normal capacity and the tanker market fundamentals continue to support a stronger tanker market in the latter part of 2019 and into 2020.”

“Teekay LNG continues to report cash flow growth driven by newbuilding deliveries and higher charter rates on certain LNG carriers and is executing its balanced capital allocation plan, which currently prioritizes delevering while opportunistically repurchasing common units below its intrinsic value.”

“Teekay Tankers experienced seasonally weaker spot tanker rates compared to the first quarter; however, tanker rates were significantly higher when compared to the same period of the prior year, reflecting tightening tanker market fundamentals, which continue to support a tanker market recovery that should increase both cash flows and asset values.”

“Teekay Parent reported slightly better than expected overall results for its FPSO units as a result of higher production and oil prices for the Banff and Hummingbird Spirit FPSO units, partially offset by lower production and higher operating expenses on the Foinaven FPSO unit. In addition, Teekay Parent also reduced its gross debt by $223 million from last quarter with the completion of its bond refinancing and divestment of its remaining interests in Teekay Offshore in May 2019.”

Mr. Hvid continued, “We have also reduced our G&A expenses at the consolidated and Teekay Parent level, which are down in the second quarter of this year by 15% and 30%, respectively, compared to the same period of the prior year. In closing, we look forward to presenting at our Teekay Group Investor Day on October 2, 2019 in New York where we will cover the strategy, financial position and market outlook for the Teekay Group.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended June 30, 2019, compared to the same period of the prior year, were positively impacted primarily by higher earnings in Teekay LNG due to the delivery and contract start-up of several newbuildings during the past year as well as higher revenues earned from certain existing LNG carriers and multi-gas vessels, and higher earnings in Teekay Tankers primarily as a result of an increase in average spot tanker rates.

These increases were partially offset primarily by lower revenues from Teekay Parent's three directly-owned floating production, storage and offloading (FPSO) units in the second quarter of 2019, compared to the same period of the prior year, as a result of lower oil production and average oil prices, higher unplanned shutdowns, and lower revenues recognized in the second quarter of 2019 due to timing differences resulting from the adoption of the new lease accounting standards effective January 1, 2019, as well as higher vessel operating costs as a result of the timing of repair and maintenance activities.

In addition, GAAP net loss was positively impacted in the three months ended June 30, 2019, compared to the same quarter of the prior year, by a decrease of $32.8 million in asset impairments, which decrease was partially offset by various items, including a loss of $10.7 million related to the repurchase of Teekay's 8.5% senior notes due 2020 (the 2020 Notes), a loss of $7.8 million on the sale of Teekay Parent's remaining investment in Teekay Offshore, an increase in foreign exchange losses, and an increase in realized and unrealized losses on non-designated derivative instruments.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was negative $6.4 million during the second quarter of 2019, compared to positive $0.8 million for the same period of the prior year primarily due to: lower revenues for the Foinaven FPSO unit due to lower production and higher unplanned maintenance in the second quarter of 2019, higher operational expenses in preparation for a scheduled maintenance shutdown in the third quarter of 2019, and, as a result of the adoption of the new lease accounting standard in 2019, a deferral in 2019 of the recognition of approximately $2 million of additional incentive revenue related to the Foinaven FPSO unit which would have been recognized in the second quarter of 2019 under the accounting standard in effect in 2018; lower revenues from the Hummingbird Spirit FPSO unit due to lower contractual production tariffs linked to oil prices in the second quarter of 2019 compared to the same period in the prior year; and lower cash distributions from Teekay Offshore as its distributions were reduced to zero in January 2019. These decreases were partially offset by a 36% increase in Teekay LNG’s quarterly distribution in the first quarter of 2019, lower corporate general and administrative expenses incurred in 2019, and lower interest expense due to the repurchase of 2020 Notes over the past year and the 2020 Note refinancing completed in May 2019. Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow.

(1)
This is a non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s net income and total adjusted EBITDA for the three months ended June 30, 2019, compared to the same quarter of the prior year, were positively impacted by: the deliveries of five wholly-owned LNG carrier newbuildings (the Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit) between May 2018 and January 2019; higher earnings from the Torben Spirit LNG carrier upon redeployment in December 2018 at a higher charter rate; higher spot revenues for seven multi-gas carriers during the second quarter of 2019; lower vessel operating expenses due to the timing of expenditures; and the deliveries of two joint venture LNG carrier newbuildings between July 2018 and January 2019 and two joint venture ARC7 LNG carrier newbuildings between September 2018 and June 2019.

These increases were partially offset by an increase in off-hire days in the second quarter of 2019 for certain LNG carriers for repairs and a scheduled dry docking, the sales of the European Spirit, African Spirit and Toledo Spirit conventional tankers between October 2018 and January 2019, and scheduled dry dockings and planned maintenance on certain vessels in one of Teekay LNG's joint ventures.

In addition, GAAP net income was positively impacted in the three months ended June 30, 2019, compared to the same quarter of the prior year, by various items, including a decrease in the write-down of vessels, which was partially offset by increases in unrealized losses on non-designated derivative instruments.

Please refer to Teekay LNG's second quarter 2019 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' net income and total adjusted EBITDA for the three months ended June 30, 2019 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates, which increase was partially offset by more scheduled dry dockings and higher interest expense associated with three sale-leaseback transactions that were completed between September 2018 and May 2019.

In addition, GAAP net income was negatively impacted by unrealized losses on non-designated derivative instruments in the second quarter of 2019 compared to gains on non-designated derivative instruments in the second quarter of 2018.

Please refer to Teekay Tankers' second quarter 2019 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay Parent

In late-April 2019, Teekay Parent agreed to sell to Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), all of the Company’s remaining interests in Teekay Offshore, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from Teekay Parent to Teekay Offshore, for total cash proceeds of $100 million. The transaction closed on May 8, 2019.

In May 2019, Teekay Parent completed a private offering for $250 million in aggregate principal amount of 9.25% senior secured notes due November 2022 (the Notes). The Notes are guaranteed on a senior secured basis by certain of Teekay’s subsidiaries and will initially be secured by first-priority liens on two of Teekay Parent's FPSO units, the Petrojarl Banff and Hummingbird Spirit, a pledge of the equity interests of the Teekay subsidiary that owns all of Teekay’s common units of Teekay LNG and all of Teekay’s Class A common shares of Teekay Tankers and a pledge of the equity interests in the Teekay subsidiaries that own its three FPSO units. In addition, Teekay Parent completed the settlement of its cash tender offer to purchase its outstanding 2020 Notes, repurchasing $460.9 million of the $497.7 million aggregate principal amount outstanding prior to the tender offer. Of the $460.9 million of repurchases of the 2020 Notes, $458.0 million was repurchased for total consideration of $1,032.50 per $1,000 of principal amount and $2.9 million was repurchased for total consideration of $982.50 per $1,000 of principal amount.

In May 2019, Teekay Parent entered into an agreement with CNR International (U.K.) Limited to extend the employment of the Banff FPSO unit on the Banff field in the North Sea for a period of one year to the end of August 2020 at substantially similar terms to the previous contract.
Teekay LNG

In June 2019, Teekay LNG took delivery of the third, 50 percent-owned ARC7 LNG carrier newbuilding, the Nikolay Yevgenov, that immediately commenced its 27-year charter contract servicing the Yamal LNG project.

In December 2018, the board of directors of Teekay LNG's general partner approved a $100 million unit repurchase program. Since that time, Teekay LNG has repurchased a total of 1.43 million common units, or approximately 2% of the outstanding common units immediately prior to commencement of the program, for a total cost of $16.9 million, representing an average repurchase price of $11.86 per unit.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at June 30, 2019, Teekay Parent had total liquidity of approximately $186.8 million (consisting of $74.9 million of cash and cash equivalents and $111.9 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity of approximately $643.7 million (consisting of $235.2 million of cash and cash equivalents and $408.5 million of undrawn revolving credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' pool management operations).
Conference Call
The Company plans to host a conference call on Thursday, August 1, 2019 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2019. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (877)-260-1479 or (647) 490-5367, if outside North America, and quoting conference ID code 5752076.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $12 billion, comprised of approximately 155 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Free Cash Flow, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, and commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
In 2018 and prior periods, the Company reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, Company reporting in its SEC Annual Report on Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, foreign exchange gain (loss), items included in other (loss) income, write-down and (loss) gain on sale of vessels, equipment and other operating assets, amortization of in-process revenue contracts, adjustments for direct financing leases to a cash basis, unrealized gains (losses) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Teekay Offshore, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, and refer to footnote (3) of the statements of loss for a reconciliation of adjusted equity income to equity (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore prior to it being sold in May 2019, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets. Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense (excluding the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	457,667	481,213	405,642	938,880	799,664

Voyage expenses	(98,680)	(103,123)	(94,912)	(201,803)	(180,789)
Vessel operating expenses	(162,621)	(156,992)	(161,787)	(319,613)	(319,222)
Time-charter hire expense	(28,817)	(29,838)	(20,648)	(58,655)	(40,059)
Depreciation and amortization	(73,849)	(72,107)	(67,960)	(145,956)	(135,271)
General and administrative expenses	(20,868)	(22,972)	(24,470)	(43,840)	(49,153)
Write-down and loss on sales of vessels	—	(3,328)	(32,830)	(3,328)	(51,492)
Restructuring charges	(1,369)	(8,621)	(1,114)	(9,990)	(3,252)
Income from vessel operations	71,463	84,232	1,921	155,695	20,426

Interest expense	(70,205)	(73,671)	(59,526)	(143,876)	(114,151)
Interest income	2,233	2,689	2,095	4,922	3,772
Realized and unrealized (losses) gains on
non-designated derivative instruments (1)	(10,964)	(5,423)	10,723	(16,387)	20,149
Equity (loss) income (2)	(6,284)	(61,653)	837	(67,937)	27,954
Income tax expense	(3,404)	(5,036)	(8,746)	(8,440)	(12,863)
Foreign exchange (loss) gain	(5,851)	(2,630)	12,529	(8,481)	12,551
Loss on deconsolidation of Teekay Offshore	—	—	—	—	(7,070)
Other (loss) income – net (3)	(11,099)	28	520	(11,071)	(395)
Net loss	(34,111)	(61,464)	(39,647)	(95,575)	(49,627)
Net (income) loss attributable to
non-controlling interests	(5,374)	(22,793)	11,323	(28,167)	748
Net loss attributable to the shareholders of
Teekay Corporation	(39,485)	(84,257)	(28,324)	(123,742)	(48,879)
Loss per common share of Teekay Corporation
- Basic and diluted	$(0.39)	$(0.84)	$(0.28)	$(1.23)	$(0.49)
Weighted-average number of common
shares outstanding
- Basic and diluted	100,783,496	100,520,421	100,434,512	100,652,685	98,892,574

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized losses relating to
Interest rate swap agreements	(1,785)	(1,688)	(4,031)	(3,473)	(8,840)
Stock purchase warrants(i)	(25,559)	—	—	(25,559)	—
Forward freight agreements	(29)	(13)	(18)	(42)	(18)
	(27,373)	(1,701)	(4,049)	(29,074)	(8,858)
Unrealized (losses) gains relating to
Interest rate swap agreements	(8,195)	(6,021)	8,532	(14,216)	24,451
Foreign currency forward contracts	(101)	—	—	(101)	—
Stock purchase warrants(i)	24,584	2,316	6,206	26,900	4,522
Forward freight agreements	121	(17)	34	104	34
	16,409	(3,722)	14,772	12,687	29,007
Total realized and unrealized (losses) gains on derivative instruments	(10,964)	(5,423)	10,723	(16,387)	20,149

(i)	Relates to the sale of the Company's remaining interest in Teekay Offshore in May 2019. Also refer to (2) below.

(2) The Company’s proportionate share of items within equity (loss) income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity (loss) income as reflected in the consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity (loss) income	(6,284)	(61,653)	837	(67,937)	27,954
Proportionate share of unrealized losses (gains) on derivative instruments	5,203	8,765	(6,986)	13,968	(26,463)
Loss on sale/write-down of investment in Teekay Offshore(i)	7,853	64,900	—	72,753	—
Other(ii)	1,023	—	10,712	1,023	12,244
Equity income adjusted for items in Appendix A	7,795	12,012	4,563	19,807	13,735

(i)
During the three and six months ended June 30, 2019, the Company recognized a loss of $7.9 million on sale of its investment in Teekay Offshore to Brookfield which occurred in May 2019. In connection with the sale, the Company also recognized a write-down of $64.9 million on its equity-accounted investment in Teekay Offshore in the first quarter of 2019. Also refer to (1) above in respect of gains and losses on stock purchase warrants.

(ii)
Other for the three and six months ended June 30, 2018 includes the Company's proportionate share of write-downs and gain on sales of vessels in Teekay Offshore and a loss on sale of the Company's investment in KT Maritime Services Australia (Pty) Ltd. Other for the six months ended June 30, 2018 also includes the Company's proportionate share of the gain (loss) on sale of vessels in Teekay LNG's Exmar LPG joint venture, partially offset by transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure and the write-down of loans receivable from Gemini Tankers LLC.

(3) Other (loss) income for the three and six months ended June 30, 2019 includes $10.7 million relating to the repurchase of the Company's 2020 Notes. Please refer to Summary of Recent Events in this release.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	74,890	213,090	220,238
Cash and cash equivalents - Teekay LNG	124,880	122,589	149,014
Cash and cash equivalents - Teekay Tankers	35,429	75,045	54,917
Current portion of loans and advances to
equity-accounted investments (1)	93,924	153,409	169,197
Vessel held for sale	12,300	—	—
Accounts receivable and other current assets (1)	330,811	259,888	251,527
Restricted cash - Teekay Parent	2,023	2,040	2,030
Restricted cash - Teekay LNG	80,308	78,015	73,850
Restricted cash - Teekay Tankers	5,353	5,524	5,590
Vessels and equipment - Teekay Parent	284,840	292,653	304,049
Vessels and equipment - Teekay LNG	3,320,937	3,403,379	3,242,581
Vessels and equipment - Teekay Tankers	1,856,766	1,864,425	1,883,561
Operating lease right-of-use assets (2)	185,716	173,945	—
Advances on newbuilding contracts	—	—	86,942
Net investment in direct financing leases	564,685	571,796	575,163
Investments in and loans to equity-accounted	1,011,530	1,106,572	1,193,741
investments
Other non-current assets	141,626	159,115	179,270
Total Assets	8,126,018	8,481,485	8,391,670
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities and
other (1)	356,022	268,897	254,380
Advances from equity-accounted investments (1)	27,607	64,406	75,292
Current portion of long-term debt - Teekay Parent	36,663	255,458	—
Current portion of long-term debt - Teekay LNG	468,038	201,362	217,120
Current portion of long-term debt - Teekay Tankers	125,661	146,843	127,132
Long-term debt - Teekay Parent	345,768	349,637	614,341
Long-term debt - Teekay LNG	2,799,426	3,121,709	3,051,212
Long-term debt - Teekay Tankers	894,501	939,222	983,563
Derivative liabilities	84,653	75,244	68,557
Operating lease liabilities (2)	173,476	161,479	—
Other long-term liabilities	141,578	141,138	133,045
Equity:
Non-controlling interests	2,005,399	2,040,496	2,058,037
Shareholders of Teekay	667,226	715,594	808,991
Total Liabilities and Equity	8,126,018	8,481,485	8,391,670

Net debt - Teekay Parent (3)	305,518	389,965	392,073
Net debt - Teekay LNG (3)	3,062,276	3,122,467	3,045,468
Net debt - Teekay Tankers (3)	979,380	1,005,496	1,050,188

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
Subsequent to the sale of the Company's remaining interest in Teekay Offshore in May 2019, amounts receivable and payable to Teekay Offshore are presented in accounts receivable and accounts payable, respectively. These were previously presented in current portion of loans and advances to equity-accounted investments, and advances from equity-accounted investments, respectively.

(2) Upon adoption of the new lease accounting standard on January 1, 2019, the Company's long-term chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in an increase in the Company’s assets and liabilities by $161.5 million at March 31, 2019 and by $173.5 million at June 30, 2019.

(3)	Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(95,575)	(49,627)
Non-cash and non-operating items:
Depreciation and amortization	145,956	135,271
Unrealized loss (gain) on derivative instruments and loss on sale of warrants	14,933	(35,515)
Write-down and loss on sales of vessels	3,328	51,492
Equity loss (income), net of dividends received	85,211	(15,207)
Foreign currency exchange loss and other	34,744	22,132
Direct financing lease payments received	6,050	—
Change in operating assets and liabilities	18,427	14,325
Expenditures for dry docking	(34,150)	(12,437)
Net operating cash flow	178,924	110,434

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	376,658	409,793
Prepayments of long-term debt	(759,401)	(295,914)
Scheduled repayments of long-term debt	(117,110)	(171,433)
Proceeds from short-term debt	65,000	—
Prepayment of short-term debt	(50,000)	—
Proceeds from financing related to sales-leaseback of vessels	222,400	243,812
Repayments of obligations related to finance leases	(45,928)	(28,819)
Net proceeds from equity issuances of Teekay Corporation	—	103,657
Repurchase of Teekay LNG common units	(12,056)	—
Distributions paid from subsidiaries to non-controlling interests	(30,465)	(33,872)
Cash dividends paid	(5,523)	(11,036)
Other financing activities	(580)	(566)
Net financing cash flow	(357,005)	215,622

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(89,120)	(315,348)
Proceeds from sale of equity-accounted investments and related assets	100,000	54,438
Investment in equity-accounted investments	(15,555)	(27,629)
Loans to joint ventures and joint venture partners	—	(24,971)
Cash of transferred subsidiaries on sale, net of proceeds received	—	(25,254)
Other investing activities	—	5,560
Net investing cash flow	(4,675)	(333,204)

Decrease in cash, cash equivalents and restricted cash	(182,756)	(7,148)
Cash, cash equivalents and restricted cash, beginning of the period	505,639	552,174
Cash, cash equivalents and restricted cash, end of the period	322,883	545,026

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	June 30,		March 31,		June 30,
	2019		2019		2018
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(34,111)		(61,464)		(39,647)
Adjust for: Net (income) loss attributable to
non-controlling interests	(5,374)		(22,793)		11,323
Net loss attributable to
shareholders of Teekay	(39,485)	(0.39)	(84,257)	(0.84)	(28,324)	(0.28)
(Subtract) add specific items affecting net loss
Unrealized (gains) losses from derivative
instruments(2)	(11,206)	(0.11)	12,488	0.12	(21,758)	(0.22)
Foreign exchange losses (gains)(3)	4,764	0.05	1,196	0.01	(14,045)	(0.14)
Write-down and loss on sale of vessels
and other assets	7,853	0.08	68,228	0.68	43,157	0.43
Restructuring charges, net of recoveries	1,369	0.01	2,158	0.02	(607)	(0.01)
Other(4)	37,329	0.37	1,998	0.02	5,490	0.06
Non-controlling interests’ share of items above(5)	(13,992)	(0.14)	(14,766)	(0.15)	(5,468)	(0.05)
Total adjustments	26,117	0.26	71,302	0.71	6,769	0.07
Adjusted net loss attributable to
shareholders of Teekay	(13,368)	(0.13)	(12,955)	(0.13)	(21,555)	(0.21)

(1)	Basic per share amounts.

(2)
Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income (loss) from joint ventures, and for 2018 periods hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Other for the three months ended June 30, 2019 includes the realized loss on sale of stock purchase warrants in Teekay Offshore and a loss on the repurchase of 2020 Notes. Other for the three months ended March 31, 2019 includes the loan extinguishment costs related to Teekay LNG's refinancing of one of its debt facilities. Other for the three months ended June 30, 2018 includes a decrease in the Company's freight taxes relating to prior periods and a decrease in the Company's deferred tax assets.

(5)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended June 30, 2019
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	153,060	202,277	105,817	(3,487)	457,667

Voyage expenses	(6,023)	(92,668)	(9)	20	(98,680)
Vessel operating expenses	(27,457)	(53,600)	(82,564)	1,000	(162,621)
Time-charter hire expense	(3,080)	(10,792)	(17,432)	2,487	(28,817)
Depreciation and amortization	(35,338)	(30,658)	(7,853)	—	(73,849)
General and administrative expenses	(5,667)	(9,508)	(6,073)	380	(20,868)
Restructuring charges	(818)	—	(151)	(400)	(1,369)

Income (loss) from vessel operations	74,677	5,051	(8,265)	—	71,463

Interest expense	(41,018)	(16,607)	(12,644)	64	(70,205)
Interest income	960	221	1,116	(64)	2,233
Realized and unrealized loss on
non-designated derivative instruments	(7,826)	(1,778)	(1,360)	—	(10,964)
Equity income (loss)	1,738	(169)	(7,853)	—	(6,284)
Equity in earnings of subsidiaries(2)	—	—	(629)	629	—
Income tax (expense) recovery	(2,472)	(1,639)	707	—	(3,404)
Foreign exchange (loss) gain	(7,243)	595	797	—	(5,851)
Other income (loss) – net	236	19	(11,354)	—	(11,099)
Net income (loss)	19,052	(14,307)	(39,485)	629	(34,111)
Net income attributable to
non-controlling interests(3)	(2,617)	—	—	(2,757)	(5,374)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	16,435	(14,307)	(39,485)	(2,128)	(39,485)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended June 30, 2019
(in thousands of U.S. dollars)
(unaudited)

				Teekay
				Parent
	FPSOs	Other(1)	GPCO	Total

Revenues	57,828	47,989	—	105,817

Voyage expenses	(9)	—	—	(9)
Vessel operating expenses	(41,229)	(41,335)	—	(82,564)
Time-charter hire expense	(11,512)	(5,920)	—	(17,432)
Depreciation and amortization	(7,811)	(42)	—	(7,853)
General and administrative expenses	(3,254)	—	(2,819)	(6,073)
Restructuring charges	—	(151)	—	(151)
(Loss) income from vessel operations	(5,987)	541	(2,819)	(8,265)

Depreciation and amortization	7,811	42	—	7,853
Amortization of in-process revenue
contracts and other	(1,923)	668	—	(1,255)
Daughter entities distributions (2)	—	—	5,094	5,094
Teekay Parent adjusted EBITDA	(99)	1,251	2,275	3,427

(1)
Includes the results of two chartered-in FSO units owned by Teekay Offshore, and one chartered-in LNG unit owned by Teekay LNG, all of which are largely on a flow-through basis with Teekay Parent earning a small margin.

(2)
In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended June 30, 2019, Teekay Parent received cash distributions of $5.1 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	4,790	4,790	3,529
Teekay Offshore	—	—	566
GP interests
Teekay LNG	304	305	228
Teekay Offshore(3)	—	—	16
Other Dividends
Teekay Tankers(2)(4)	—	—	—
Total Daughter Entity Distributions to Teekay Parent	5,094	5,095	4,339
Corporate general and administrative expenses	(2,819)	(4,484)	(4,016)
Total Teekay Parent GPCO	2,275	611	323

TEEKAY PARENT OPCO
Teekay Parent OPCO (5)
FPSOs	(99)	(3,112)	12,277
Other	1,251	699	4,041
Total Teekay Parent OPCO (6)	1,152	(2,413)	16,318

TEEKAY PARENT ADJUSTED EBITDA	3,427	(1,802)	16,641

Net interest expense(7)	(9,854)	(11,961)	(15,843)

TOTAL TEEKAY PARENT FREE CASH FLOW	(6,427)	(13,763)	798

Weighted-average number of common shares - Basic	100,783,496	100,520,421	100,434,512

(1)	Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.19	$0.19	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$4,789,572	$4,789,572	$3,529,158
Teekay Offshore
Distribution per common unit	$—	$—	$0.01
Common units owned by
Teekay Parent	—	56,587,484	56,587,484
Total distribution	$—	$—	$565,875
Teekay Tankers
Dividend per share	$—	$—	$—
Shares owned by Teekay Parent	77,298,441	77,298,441	77,298,441
Total dividend	$—	$—	$—

(3)
For the first three quarters of 2018, Teekay Offshore paid a quarterly distribution of $0.01 per common unit. Commencing with the distribution for the fourth quarter of 2018, Teekay Offshore's Board reduced the quarterly distribution to zero. Teekay sold its remaining interests in Teekay Offshore to Brookfield in the second quarter of 2019.

(4)
Includes Class A and Class B shareholdings. Teekay Tankers' past dividend policy was to pay out 30% to 50% of its quarterly adjusted net income (as defined), with a minimum quarterly dividend of $0.03 per share, subject to reserves the Teekay Tankers' Board of Directors may determine are necessary for the prudent operation of Teekay Tankers. Commencing with the dividend for the first quarter of 2018, Teekay Tankers' Board of Directors eliminated the minimum quarterly dividend; however, the variable portion of the dividend policy was maintained.

(5)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.

(6)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO.

(7)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Net loss	(34,111)	(61,464)	(39,647)
Depreciation and amortization	73,849	72,107	67,960
Interest expense, net of interest income	67,972	70,982	57,431
Income tax expense	3,404	5,036	8,746
EBITDA	111,114	86,661	94,490
Specific income statement items affecting EBITDA:
Asset impairments and loss on sale of vessels	—	3,328	32,830
Direct finance lease payments received in excess of revenue recognized	4,037	3,218	2,897
Amortization of in-process contracts and other	(1,255)	(1,115)	(2,727)
Realized and unrealized loss (gain) on derivative instruments	10,964	5,423	(10,723)
Equity loss (income)	6,284	61,653	(837)
Foreign currency exchange loss (gain)	5,851	2,630	(12,529)
Other expense (income) - net	11,099	(28)	(520)
Consolidated Adjusted EBITDA	148,094	161,770	102,881
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	48,515	75,190	61,316
Total Adjusted EBITDA	196,609	236,960	164,197

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2019		March 31, 2019		June 30, 2018
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	174,382	74,266	494,729	119,506	458,098	106,875
Vessel and other operating expenses	(69,135)	(30,565)	(219,099)	(48,349)	(228,523)	(48,996)
Depreciation and amortization	(29,459)	(14,195)	(112,611)	(25,918)	(128,353)	(27,467)
Asset impairments and loss on sale of
vessels	—	—	—	—	(62,913)	(8,854)
Income from vessel operations of equity-accounted vessels	75,788	29,506	163,019	45,239	38,309	21,558

Net interest expense	(53,356)	(21,467)	(105,894)	(28,856)	(87,010)	(23,611)
Income tax expense	(670)	(246)	(5,176)	(1,388)	(46)	(24)
Other items including realized and
unrealized (loss) gain on derivative
instruments	(18,764)	(6,224)	(60,877)	(11,748)	14,776	4,437
Write-down and loss on sale of equity-
accounted investments (2)		(7,853)		(64,900)		(1,523)

Net income (loss) / equity (loss) income of equity-accounted vessels	2,998	(6,284)	(8,928)	(61,653)	(33,971)	837

Net income (loss) / equity (loss) income
of equity-accounted vessels	2,998	(6,284)	(8,928)	(61,653)	(33,971)	837
Depreciation and amortization	29,459	14,195	112,611	25,918	128,353	27,467
Net interest expense	53,356	21,467	105,894	28,856	87,010	23,611
Income tax expense	670	246	5,176	1,388	46	24
EBITDA	86,483	29,624	214,753	(5,491)	181,438	51,939
Specific income statement items affecting EBITDA:
Asset impairments and loss on sale of vessels	—	—	—	—	62,913	8,854
Direct finance lease payments received in excess of revenue recognized	16,131	5,759	14,689	5,133	13,879	4,707
Amortization of in-process contracts and other	(1,736)	(945)	(1,722)	(936)	(6,027)	(1,322)
Other items including realized and unrealized loss (gain) on derivative instruments	18,764	6,224	60,877	11,749	(14,776)	(4,437)
Realized (loss) gain on foreign currency forward contracts	—	—	(1,175)	(165)	370	52
Write-down and loss on sale of equity-accounted investments(2)		7,853		64,900		1,523
Adjusted EBITDA from equity-accounted vessels(3)(4)	119,642	48,515	287,422	75,190	237,797	61,316

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1) For the three months ended June 30, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments, ranges from 20% to 52%. For the three months ended March 31, 2019 and June 30, 2018, the Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14% to 52%.
(2) For the three months ended June 30, 2019, includes a loss on sale of the Company's investment in Teekay Offshore. For the three months ended March 31, 2019, includes a write-down of the Company's investment in Teekay Offshore. For the three months ended June 30, 2018, includes a loss on sale of the Company's investment in KT Maritime Services Australia (Pty) Ltd.

(3)	Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

(4)
The Company sold its investment in Teekay Offshore in May 2019 and consequently did not include any share of Teekay Offshore's adjusted EBITDA for the three months ended June 30, 2019. The three months ended March 31, 2019 and June 30, 2018 include the Company's proportionate share of the adjusted EBITDA from Teekay Offshore.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2019
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent loss from vessel operations	(12,557)	(185)	(4,484)	(17,226)
Depreciation and amortization	8,036	80	—	8,116
Asset impairments	3,328	—	—	3,328
Amortization of in-process revenue contracts and other	(1,919)	804	—	(1,115)
Daughter entities distributions	—	—	5,095	5,095
Adjusted EBITDA – Teekay Parent	(3,112)	699	611	(1,802)

	Three Months Ended June 30, 2018
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent income (loss) from vessel operations	5,541	3,306	(4,016)	4,831
Depreciation and amortization	8,593	—	—	8,593
Amortization of in-process revenue contracts and other	(1,857)	735	—	(1,122)
Daughter entities distributions	—	—	4,339	4,339
Adjusted EBITDA – Teekay Parent	12,277	4,041	323	16,641

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(70,205)	(73,671)	(59,526)
Interest income	2,233	2,689	2,095
Interest expense net of interest income consolidated	(67,972)	(70,982)	(57,431)
Less: Non-Teekay Parent interest expense net of
interest income	(56,444)	(57,716)	(41,040)
Interest expense net of interest income - Teekay Parent	(11,528)	(13,266)	(16,391)
Teekay Parent non-cash accretion and loan cost amortization	1,896	1,562	942
Teekay Parent realized losses on interest rate swaps	(222)	(257)	(394)
Net interest expense - Teekay Parent	(9,854)	(11,961)	(15,843)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934,as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the anticipated benefit to the Company’s future financial results and balance sheet from the delivery of the remaining LNG projects; the ability of Teekay LNG to return capital to unitholders while also continuing to delever its balance sheet; the completion of maintenance on Teekay Parent’s FPSO units and expected production capacity in the fourth quarter of 2019; the ability of the Company to complete contract extensions, amendments and/or dispositions relating to its three directly-owned FPSO units; strengthening of the global tanker market in the latter part of 2019 and into 2020 and the expected impact on cash flows and asset values; improving tanker and gas shipping market fundamentals; the anticipated cash flow growth from the Company’s gas business; and the Company’s ability to reduce G&A expenses. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; increased operating expenses; potential project delays or cancellations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com